Annual Shareholders Meeting

The Funds annual meeting of shareholders was held on June 30, 2005. Shareholders voted to re-elect Mr. Richard B. Bradley and Mr. C. William Maher as Class II Directors and approved a new Investment Management Agreement between the Fund and
Baring Asset Management (Asia) Ltd.

	                    For            Against             Withheld Authority
1. Election of Directors:

    Mr. Richard B. Bradley  9,216,463        -                    86,630

    Mr. C. William Maher    9,184,896         -                  118,197

In addition to the above Directors, Mr. Edward Y. Baker,
Mr. John A. Hawkins, Mr. Jonathan J.K. Taylor,
Mr. Tak Lung Tsim and Mr. John A. Bult
continue to serve as Directors of the Fund.

                              For          Against       Abstain

2. Approval of New Investment
        Management Agreement: 9,128,285    88,926         85,882